

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-Mail
Nicholas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re: Net Servicos de Comunicacao S.A.**
> **Schedule 14D-9 filed October 17, 2013**
> **Schedule 13E-3 filed October 17, 2013**
> **File No. 5-84654**

Dear Mr. Grabar:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9 filed October 17, 2013

Position of Net's Board of Directors Regarding the Fairness of the Offer – Market Price and Premium, page 7

1. The market price and premium analysis is based on a reference date of March 31, 2012. Did the board of directors consider the offer price as compared to a more recent reference date? (We understand that the common shares ceased trading on May 7, 2013). If so, describe this analysis including the analysis of trading prices above the offer price for the preferred shares in 2013. If not, explain why it did not do so.

2. Refer to page 15 of the Credit Suisse presentation filed as Exhibit (c)(v) to the Schedule 13E-3 filed by Net. Revise to describe the board's analysis of the offer price as compared to the implied Net equity values per share yielded by the listed methodologies. We note that several of the listed measurements yield valuation ranges significantly in excess of the offer price.

Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., page 10

3. Refer to the disclosure in the last paragraph on page 12. The summary must describe all analyses underlying the Credit Suisse report. Please revise.

Certain Company Projections, page 16

4. Refer to the last sentence on page 16. While it may be appropriate to include qualifying language concerning reliance on the projected information presented, it is inappropriate for Net to disclaim all responsibility regarding the "validity, reasonableness, accuracy or completeness" of the Company Projections. Please revise.

5. For each category of projected information on pages 17-20, describe the underlying management assumptions and any limitations on such assumptions.

Please amend the Schedule 14D-9 in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions